Exhibit 99(b)

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
June 30, 2017
(millions of dollars)
Operating revenues:
Nonaffiliates	$3,649
Affiliates	279
Total operating revenues	3,928
Operating expenses:
Wholesale transmission service	914
Operation and maintenance	772
Depreciation and amortization	769
Provision in lieu of income taxes	253
Taxes other than amounts related to income taxes	451
Total operating expenses	3,159
Operating income	769
Other income and (deductions) - net	(14)
Nonoperating provision in lieu of income taxes	(8)
Interest expense and related charges	338
Net income	$425